[KPMG LOGO OMITTED]

     99 High Street                                       Telephone 617-988-1000
     Boston, MA 02110-2371                                      Fax 617-988-0800



                        INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors of
GE~Investments Funds, Inc.


We have examined management's assertion that the S&P 500 Index Fund (the "Fund"), one of the portfolios of the GE Investments Funds, Inc., complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 1999, including in the Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1999 and for the period from May 31, 1999 through August 31, 1999, with respect to securities transactions, without prior notice to management:

 1) Confirmation of securities held in book entry form by the Depository Trust Company and examination of selected security position reconciliations;

 2) Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;

 3) Inspection of documentation of other securities held in safekeeping by State Street Bank & Trust (the "Custodian") but included in 1) or 2) above;

 4) Reconciliation between the Fund's accounting records and the custody records as of August 31, 1999 and verified reconciling items;

 5) Agreement of pending trade activity for the Fund as of August 31, 1999 to the corresponding subsequent cash statements;

 6) Agreement to the books and records of the Fund of a sample of purchases and sales of securities for the period May 31, 1999 (the date of our last examination) through August 31, 1999, noting that they had been properly recorded.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the S&P 500 Index Fund, a portfolio of the GE Investments Funds, Inc., was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of the GE Investment Funds, Inc., and the SEcurities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

[SIGNATURE]
KPMG LLP
December 10, 1999

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[GE LOGO]
                                                                  GE INVESTMENTS
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                                               GE INVESTMENTS
                                               3003 SUMMER STREET, P.O. BOX 7900
                                               STAMFORD, CT 06904-7900
                                               203-326-2300


                 MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of one of the portfolios of GE Investment Funds, Inc., the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1999, and from May 31, 1999 to August 31, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999, and from May 31, 1999 through August 31, 1999, with respect to securities reflected in the investment account of the Fund.

GEI Investments Funds, Inc. (S&P 500 Index Fund),

By:

[SIGNATURE]
Michael J. Cosgrove
President

[SIGNATURE]
Michael Tansley
Treasurer